[redacted]

08031150

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 33274

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

'08 Washington, DC 104

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: K-ONE INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4943 OLD GREENWOOD ROAD, SUITE 9
(No. and Street)

FORT SMITH (City) AR (State) 72903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CYNTHIA GLIDEWELL 479-785-0000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

5000 ROGERS AVE., SUITE 700 (Address) FORT SMITH (City) AR (State) 72903 (Zip Code)

PROCESSED
APR 29 2008
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 14 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CYNTHIA GLIDEWELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of K-ONE INVESTMENT COMPANY, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

NATALIE MEYERS NOTARY PUBLIC COMMISSION # 12348117 EXPIRES SEBASTIAN CO. ARKANSAS

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

K-One Investment Company, Inc.

Accountants' Report and Financial Statements

December 31, 2007 and 2006

These financial statements and supplementary information are deemed confidential pursuant to the U.S. Securities and Exchange Commission Rule 17a-5(e)(3)

BKD LLP

K-One Investment Company, Inc.
December 31, 2007 and 2006

Contents

BKD LLP

Independent Accountants' Report

Board of Directors
K-One Investment Company, Inc.
Fort Smith, Arkansas

We have audited the accompanying balance sheets of K-One Investment Company, Inc. as of December 31, 2007 and 2006, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of K-One Investment Company, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

BKD, LLP

Fort Smith, Arkansas
February 27, 2008

5000 Rogers Avenue, Suite 700
Fort Smith, AR 72903-2079
479.452.1040 Fax 479.452.5542
bkd.com

400 W. Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501.372.1040 Fax 501.372.1250

200 E. 11th Avenue
P.O. Box 8306
Pine Bluff, AR 71611-8306
870.534.9172 Fax 870.534.2146

K-One Investment Company, Inc.

Balance Sheets

December 31, 2007 and 2006

Assets

	2007	2006
Current Assets		
Cash	$ 447,187	$ 286,956
Securities, at cost	25,000	-
Accounts receivable	257,482	507,293
Refundable income taxes	65,411	-
Prepaid expenses and other	2,639	19,926
Total current assets	797,719	814,175
Equipment, At Cost		
Office furniture and fixtures	46,456	41,616
Less accumulated depreciation	14,563	9,917
	31,893	31,699
	$ 829,612	$ 845,874

Liabilities and Stockholders' Equity

	2007	2006
Current Liabilities		
Note payable	$ 34,965	$ -
Current maturities of long term debt	11,443	-
Accounts payable	510,258	524,647
Income tax payable	-	23,276
Accrued expenses	15,873	-
Total current liabilities	572,539	547,923
Long-term Debt	23,391	-
Deferred Income Taxes	7,714	10,126
Stockholders' Equity		
Common stock, $1 par value; authorized 25,000 shares; issued and outstanding 21,000 shares in 2007 and 2006, respectively	21,000	21,000
Additional paid-in capital	23,772	23,772
Retained earnings	181,196	243,053
Total stockholders' equity	225,968	287,825
	$ 829,612	$ 845,874

See Notes to Financial Statements

K-One Investment Company, Inc.

Statements of Operations

Years Ended December 31, 2007 and 2006

	2007	2006
Revenues	$ 10,293,119	$ 8,190,694
Operating Expenses		
Commissions	9,277,439	7,399,481
Professional fees	94,734	49,554
Bonuses	299,250	147,099
Directors' fees	-	7,500
Insurance	20,708	18,555
Regulatory expense	48,880	10,411
Bank charges	2,299	1,039
Taxes and licenses	19,647	4,940
Utilities	25,812	12,995
Travel and lodging	94,890	59,045
Depreciation	6,365	5,578
Postage and supplies	41,478	14,708
Management fee	12,000	6,000
Rent	177,940	101,965
Consulting expense	196,917	178,480
Software support	4,042	3,106
Repairs and maintenance	1,103	-
Other	52,548	-
	10,376,052	8,020,456
Operating Income (Loss)	(82,933)	170,238
Other Income (Expense)		
Interest income	10,466	4,114
Interest expense	(1,080)	-
Other	(6,775)	-
	2,611	4,114
Income (Loss) Before Income Taxes	(80,322)	174,352
Provision (Credit) for Income Taxes	(18,465)	68,100
Net Income (Loss)	$ (61,857)	$ 106,252

K-One Investment Company, Inc.

Statements of Stockholders' Equity

Years Ended December 31, 2007 and 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2006	$ 21,000	$ 23,772	$ 136,800	$ 181,572
Net income	-	-	106,252	106,252
Balance, December 31, 2006	21,000	23,772	243,053	287,825
Net loss	-	-	(61,857)	(61,857)
Balance, December 31, 2007	$ 21,000	$ 23,772	$ 181,196	$ 225,968

K-One Investment Company, Inc.

Statements of Cash Flows

Years Ended December 31, 2007 and 2006

	2007	2006
Operating Activities		
Net income (loss)	$ (61,857)	$ 106,253
Items not requiring (providing) cash		
Depreciation	6,366	5,578
Loss on disposal of equipment	6,775	-
FINRA penalty financed	37,500	-
Deferred income taxes	(2,412)	3,000
Changes in		
Accounts receivable	284,774	(197,816)
Prepaid expenses	17,287	16,714
Accounts payable and accrued expenses	1,485	(188,277)
Income taxes receivable	(65,411)	-
Income taxes payable	(23,276)	(2,319)
Net cash provided by (used in) operating activities	201,231	(256,867)
Investing Activities		
Purchase of equipment	(13,334)	(4,083)
Purchase of securities	(25,000)	-
Net cash used in investing activities	(38,334)	(4,083)
Financing Activities		
Principal payments on long term debt	(2,666)	-
Net cash used in financing activities	(2,666)	-
Increase (Decrease) in Cash	160,231	(260,950)
Cash, Beginning of Year	286,956	547,906
Cash, End of Year	$ 447,187	$ 286,956
Supplemental Cash Flow Information		
Income taxes paid (net of refunds)	$ 77,831	$ 67,144
Note issued for insurance premium	$ 34,965	$ -

K-One Investment Company, Inc.

Notes to Financial Statements

December 31, 2007 and 2006

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

K-One Investment Company, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's revenues are predominately earned from underwriting fees and commissions from Regulation D private offerings. Underwritings are provided primarily for corporate real estate ventures throughout the United States of America. The Company has unsecured accounts receivable for revenues earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at the amount billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due upon receipt of the invoice. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Equipment

Equipment is depreciated over the estimated useful life of each asset. Annual depreciation is computed using the straight-line method.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Revenue Recognition

Revenue is recognized as of the closing date for transactions.

Note 2: Note Payable and Long-term Debt

The Company has a $34,965 note payable for one of its annual insurance premiums which is due September 2008; payable $4,073 monthly, including interest at 11.45%.

Long-term debt consisted of the following:

	2007	2006
Insallment note payable (A)	$ 34,834	$ -
Less current maturities	11,443	-
	$ 23,391	$ -

(A) Unsecured, due September 2010; payable $1,232 monthly, including interest at prime plus 3%.

Aggregate annual maturities of long-term debt at December 31, 2007 are:

	Long-term Debt
2008	$ 11,443
2009	12,799
2010	10,592

Note 3: Income Taxes

The provision for income taxes includes these components:

	2007	2006
Taxes currently payable	$ (16,053)	$ 65,100
Deferred income taxes	(2,412)	3,000
Income tax expense (benefit)	$ (18,465)	$ 68,100

K-One Investment Company, Inc.

Notes to Financial Statements

December 31, 2007 and 2006

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

	2007	2006
Computed at the statutory rate (34%)	$ (27,309)	$ 59,280
Increase (decrease) resulting from:		
State income taxes	650	13,633
Graduated tax rates	5,415	(8,032)
Other	2,779	3,219
Actual tax provision (benefit)	$ (18,465)	$ 68,100

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2007	2006
Deferred tax liability		
Tax over book depreciation	$ (7,714)	$ (10,126)
Net deferred tax liability	$ (7,714)	$ (10,126)

Note 4: Related Party Transactions

The Company's principal location is operated out of an office of a corporation which is owned by an officer and stockholder of the Company. The related party transactions for 2007 and 2006 are summarized below:

	2007	2006
Expense reimbursements	$ 50,665	$ 2,572
Commissions	262,106	223,776
Directors' fees	-	7,500
Stockholder bonuses	67,500	77,000
Consulting fees	176,987	158,500
Administrative services	156,000	85,000
	$ 713,258	$ 554,348

K-One Investment Company, Inc.

Notes to Financial Statements

December 31, 2007 and 2006

Note 5: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn in the resulting net capital ratio would exceed 10 to 1.

At December 31, 2007 and 2006, the Company had:

	2007	2006
Net capital, as defined	$ 86,910	$ 236,156
Required net capital	(39,728)	(37,203)
Excess net capital	$ 47,182	$ 198,953
Ratio of aggregate indebtedness to net capital	6.86 to 1	2.36 to 1

Note 6: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Major Customers

Substantially all of the Company's revenues are earned from underwriting fees and commissions from Regulation D private offerings. There are a limited number of available offerings. Revenue from two unrelated customers comprised 50% of the Company's 2007 revenues and one unrelated customer comprised 41% of the Company's 2006 revenues.

Supplementary Information

K-One Investment Company, Inc.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2007

Net Capital		
Total stockholder's equity	$	225,968
Deductions		
Fixed assets		31,893
Other non-allowable assets		107,163
Rounding		2
Total deductions		139,058
Net capital		86,910
Minimum required net capital		39,728
Net capital in excess of minimum requirement	$	47,182
Aggregate Indebtedness		
Accounts payable, accrued expenses and long-term debt	$	595,933
Ratio of Aggregate Indebtedness to Net Capital		6.86 to 1

There were no variances between this computation of net capital and the Registrant's computation filed with Part II of Form X-17A-5 as of December 31, 2007. Accordingly, no reconciliation is necessary.

BKD LLP

Independent Auditor's Report on Internal Control

Board of Directors
K-One Investment Company, Inc.
Fort Smith, Arkansas

In planning and performing our audit of the financial statements and supplemental schedules of K-One Investment Company, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be detected or prevented by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, we noted the following matter involving the control environment, accounting system and control activities and their operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of K-One Investment Company, Inc. for the year ended December 31, 2007, and this report does not affect our report thereon dated February 26, 2008.

> The Company's accounting functions are performed primarily by a single employee. These duties include receipt and deposit of funds; preparing, signing and recording of checks.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Fort Smith, Arkansas
February 27, 2008

END